Mail Stop 4561

July 24, 2008

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020

Re: **Rodman & Renshaw Capital Group, Inc.**
Form 10-K for Fiscal Year Ended
December 31, 2007
Filed March 14, 2008
Form 10-Q for Quarterly Period Ended
March 31, 2008
Filed May 14, 2008
File No. 001-33737

Dear Mr. Horin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7A Quantitative and Qualitative Disclosures About Market Risk, page 38

1.   Please tell us how you complied with Item 305 of Regulation S-K, or tell us why you believe it was not necessary to disclose the quantitative information about market risk.

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Discontinued Operations, page F-17

2.   We note that you are accounting for your 7.34% interest in RROF using the equity method in accordance with EITF Topic D-46. Given that you have determined that you have retained a more than minor interest in RROF, explain to us how you applied the guidance in paragraph 42 of SFAS 144 and SAB Topic 5Z4 in determining that the operations of RROF should be presented as discontinued operations.

Note 12 – Income Taxes, page F-24

3.   Please tell us how your accounting for deferred tax assets created by the exchange transaction complies with EITF 98-11. In your response, explain to us why it was not necessary to record a deferred credit when you recorded the net deferred tax asset resulting from the Exchange.

4.   Please tell us and disclose in your filing the nature of the $444,341 reversal of tax provisions. Within your response, reference the authoritative literature relied upon.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Financial Instruments at Fair Value

Value of Underwriter and Placement Agent Warrants, page 9

5.   Please tell us how you determined your change in valuation methodology should be accounted for as a change in estimate, as opposed to the correction of an error in accordance with SFAS 154.

Note 6 – Goodwill, page 15

6.   Based on your disclosure in Exhibit 99.1 of the Form 8-K filed March 24, 2008, it appears you acquired the brand name and noncontractual customer relationship when you acquired Miller Mathis & Co, LLC. Please tell us how you complied with paragraph 39 of SFAS 141, or tell us why you believe it was not necessary to allocate a portion of the purchase price to intangible assets.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Compensation and Benefits, page 24

7.   It appears that your disclosure of cash compensation and benefits expense as a percentage of net revenue and total compensation and benefits expense (excluding pre-IPO stock-based compensation) as a percentage of net revenue are non-GAAP financial measures. Please tell us how you complied with Item 10(e) of Regulation S-K. In your response, explain to us whether management considers these measures to be performance or liquidity measures.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant